Exhibit 99.1

[LOGO] ZARLINK
       SEMICONDUCTOR

Zarlink Appoints Oleg Khaykin to the Board of Directors

OTTAWA, CANADA, November 12, 2007 - Zarlink Semiconductor Inc. (NYSE/TSX:ZL) today announced the appointment of Oleg Khaykin to the Board of Directors.

      Mr. Khaykin brings over 20 years of strategic, operational and international management experience to his role with Zarlink. Mr. Khaykin previously served on the Board of Directors of Legerity, and also holds advisory board positions with two technology venture capital funds.

      Mr. Khaykin is currently Executive Vice President and Chief Operating Officer with Amkor Technology, a leading provider of advanced semiconductor assembly and test services with 22,000 employees worldwide. In this position, he is responsible for Amkor's sales, marketing, research and development and manufacturing operations as well as corporate development, mergers and acquisitions, and intellectual property initiatives.

      Prior to joining Amkor, Mr. Khaykin was the Vice President of Strategy and Business Development for Conexant Systems Inc./Mindspeed, a company that designs, develops and sells semiconductors for networking applications. Mr. Khaykin also spent eight years with The Boston Consulting Group, a strategic consulting firm. Mr. Khaykin began his career as a senior development engineer and product manager with Motorola.

      "Mr. Khaykin brings proven expertise in building and growing high technology companies," said Dr. Henry Simon, Chairman of the Board, Zarlink Semiconductor. "Mr. Khaykin's strategic business development background, coupled with his experience on the Legerity Board of Directors, will benefit Zarlink as we target new voice-over-packet markets to grow the business."

About Zarlink Semiconductor

      For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications.

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The Company's success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

      Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact Investor Relations.

      Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our ability to successfully integrate businesses acquired in the future; our ability to operate profitably and generate positive cash flows in the future; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

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Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink
Semiconductor Inc.

For further information:

Ed Goffin                                   Mike McGinn
Media Relations                             Investor Relations
613 270-7112                                613 270-7210
edward.goffin@zarlink.com                   mike.mcginn@zarlink.com